Exhibit 99.1

Letter to the Board of Directors of Neptune Wellness Solutions Inc.

December 23, 2022

545 Promenade Du Centropolis, Suite 100

Laval, Quebec, Canada, H7T 0A3

RE: Neptune Wellness Solutions, Inc. (the “Company”)

Dear Board Members:

As I trust you are aware, I have been disappointed and frustrated with not only the performance of the Company, but also my inability to communicate with the Company’s CEO. To date, I have invested approximately US$3,012,000 in the Company. On December 21, 2022, I purchased an additional 100,000 shares, which resulted in my ownership of in excess of 5% of the outstanding shares of the Company.

I would welcome the opportunity to have a courteous and professional dialogue about the Company’s future direction. I would appreciate the opportunity to interact with you either collectively or individually.

Please call me at (405) 642-1377.

Very truly yours,

/s/ Shohaib Kassam Sumar
Shohaib Kassam Sumar